July 24, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

         Re:      Eaton Vance Tax-Advantaged Dividend Income Fund (the “Fund” or the “Registrant”)

                  Registration Statement on Form N-2 (333-230093; 811-21400)

Ladies and Gentlemen:

This letter responds to comments provided telephonically to the undersigned on March 15, 2019 and March 26, 2019 regarding the registration statement of the Fund on Form N-2 filed on March 6, 2019 (the “Filing”) (Accession No. 0000940394-19-000508). The comments and the Funds’ responses are set forth below.

The following comments were conveyed by Lauren Hamilton on March 15, 2019.

  Comment: Please include Interest Payments on Borrowed Funds as a separate line item in the Fee Table, pursuant to Item 3 of Form N-2.

Response: The Fee Table has been updated accordingly.

  Comment: Under “Summary of Fund Expenses,” please indicate where footnotes (6) and (7) are referenced.

Response: The Fee Table under “Summary of Fund Expenses” has been updated with footnotes (6) and (7).

The following comments were conveyed by Lisa Larkin on March 26, 2019.

  Comment: Please confirm the Fund’s reference to “total assets” in the 80% test is the same as net assets plus any borrowings for investment purposes.

Response: The Fund confirms that for purposes of the 80% test, “total assets” is defined as net assets plus any borrowings for investment purposes. The preceding language has been incorporated into the Prospectus.

  Comment: The Fund’s Prospectus states that the Fund may invest in common and preferred stocks of both domestic and foreign issuers. Please clarify what is meant by “domestic.”

Response: An issuer will be considered domestic if its Bloomberg country of risk classification is designated as the United States. Bloomberg defines the country of risk based upon management location, country of primary listing, country of revenue and reporting currency of the issuer.

  Comment: The Fund’s Prospectus states that “[t]ax-advantaged dividends generally include dividends from domestic corporations and dividends from foreign corporations that meet certain specified criteria.” Please define the specified criteria.

Response: As disclosed in the “Federal Income Tax Matters” section of the Prospectus, dividends received from a foreign corporation may be treated as “tax-advantaged” if the dividend of such foreign corporation is domiciled in a country with which the United States has a tax treaty or the dividend is paid on the stock of a foreign corporation readily tradable on an established U.S. securities market, as long as the corporation is not treated as a passive foreign investment company.

  Comment: The Fund’s Prospectus has a reference to LIBOR. The Staff notes there are pending changes to LIBOR and another Eaton Vance closed-end fund recently made a filing with amended disclosure included in its statement of additional information regarding those changes. If appropriate, please consider adding similar disclosure to the Fund’s Statement of Additional Information.

Response: The disclosure related to the pending LIBOR changes has been added to the Fund’s Statement of Additional Information.

  Comment: Under “INVESTMENT OBJECTIVE, POLICIES AND RISKS” in the Prospectus, it is stated that “Preferred Stocks may include other hybrid securities.” Please define “hybrid securities” or indicate whether the specification is included elsewhere in the registration statement.

Response: The disclosure in the Prospectus under “SPECIAL RISK CONSIDERATIONS,” states the following: “Hybrid securities generally possess characteristics common to both equity and debt securities. Preferred stocks, convertible securities, and certain debt obligations are types of hybrid securities. Hybrid securities generally have a preference over common stock in the event of the issuer’s liquidation and perpetual or near perpetual terms at time of issuance. Hybrid securities generally do not have voting rights or have limited voting rights. Because hybrid securities have both debt and equity characteristics, their values vary in response to many factors, including general market and economic conditions, issuer-specific events, changes in interest rates, credit spreads and the credit quality of the issuer, and, for convertible securities, factors affecting the securities into which they convert.”

  Comment: “The Fund may also invest up to 10% of its net assets in exchange-traded funds (“ETFs”) that invest primarily in preferred stocks.” Please explain why the Fund’s investments in ETFs is determined based on net assets instead of total assets. The Staff notes that “total assets” is used elsewhere in the same paragraph.

Response: The disclosure has been amended to reference total assets rather than net assets.

  Comment: The disclosure states that the Fund may invest up to 30% in securities rated below investment grade. If the definition of “securities rated below investment grade” includes instruments besides junk bonds, please include a description of those securities.

Response: The disclosure has been updated to indicate that, in addition to junk bonds, the Fund may invest in non-rated securities that the Adviser determines to be below investment grade.

  Comment: The Staff notes that the Prospectus states “[s]ecurities of below investment grade quality commonly are referred to as ‘‘junk’’ preferred stocks and bonds, as the case may be.” Please ensure the requirements of Form N-2, Item 1, instruction (j) are met appropriately.

Response: The Fund invests predominantly in common stocks. In consideration of the Fund’s investment policies and strategies, we believe the current cover language and cross reference appropriately satisfies the referenced instruction.

  Comment: The Prospectus states that the Fund may also invest a portion of its assets in stocks and other securities that generate fully taxable ordinary income. Please define or cross reference “other securities” in the Prospectus.

Response: The disclosure has been updated to state that other securities can include preferred stocks, hybrid securities, or bonds.

  Comment: The Prospectus states that the Fund may invest a significant portion of its assets in securities of issuers in any single industry or sector. If appropriate, consider including disclosure to clarify that the Fund will not concentrate its investments.

Response: The disclosure has been updated to indicate that the Fund may not invest 25% or more of its total assets in the securities of issuers in any single industry.

  Comment: The Prospectus states that the Fund may engage in total return swaps. When the Fund engages in total return swaps, it needs to set aside an appropriate amount of liquid assets as determined by the SEC and Staff guidance to address Section 18 of the 1940 Act concerns. Be aware that the SEC could issue a new rule and/or guidance related to the Fund’s use of derivatives, which could impact the manner in which the Fund operates.

Response: The Fund acknowledges this comment.

  Comment: If the Fund writes (sells) credit default swaps, confirm that it will segregate the full notional amount payable under the agreement.

Response: Although the Fund does not presently intend to write (sell) credit default swaps, if it did so, the Fund confirms that it will segregate the full notional amount payable under the agreement.

  Comment: In the Fund’s Prospectus under the “INVESTMENT STRATEGIES” section, the disclosure states that, “the Fund may invest to a limited extent in other types of securities and engage in certain other investment practices.” Please specify the other types of securities and investment practices or remove this sentence.

Response: Under the “INVESTMENT STRATEGIES” section of the Prospectus, a cross reference has been made to the “Additional Investment Practices” section of the Prospectus which discloses the additional types of investments in which the Fund may engage.

  Comment: Please confirm that for a period of at least one year, the Fund does not intend to issue preferred shares.

Response: The Fund so confirms.

  Comment: Please include the form-of Prospectus Supplement to be used by the Fund when offering its common shares in the definitive filing.

Response: A form-of Prospectus Supplement to be used in connection with the offering of the Fund’s common shares will be filed with the with the definitive filing.

  Comment: Under “DISTRIBUTIONS,” it is stated that “[t]he Fund may distribute more than its net investment income and net realized capital gains and, therefore, a distribution may include a return of capital.” Please include a plain English definition of “return of capital.”

Response: The Fund has added the following disclosure: “A return of capital is treated as a non-dividend distribution for tax purposes and is not subject to current tax. A return of capital reduces a shareholder’s tax cost basis in Fund shares.”

  Comment: Consider removing “Sector Risk” from the Prospectus, or indicate the sectors in which the Fund invests.

Response: “Sector Risk” has been updated accordingly.

  Comment: Consider including “Currency Risk” in the Prospectus.

Response: The disclosure has been updated to include Currency Risk.

  Comment: As the Fund invests in ETFs, please confirm whether acquired fund fees and expenses are included in the fee table included under “Summary of Fund Expenses.”

Response: Acquired fund fees and expenses have been included in the Fee Table under “Summary of Fund Expenses.”

  Comment: Please confirm that the disclosure included under “ADDITIONAL INVESTMENT PRACTICES” are non-principal strategies of the Fund.

Response: The disclosure regarding “Foreign Securities,” “Foreign Currency Transactions,” and “Swaps” currently listed under “ADDITIONAL INVESTMENT PRACTICES” has been moved to “ADDITIONAL RISK CONSIDERATIONS”. The remaining disclosure under “ADDITIONAL INVESTMENT PRACTICES” relates to non-principal strategies. In addition, disclosure regarding investments in illiquid securities has been added under “ADDITIONAL INVESTMENT PRACTICES.”

  Comment: If the Fund invests in contingent convertible securities, consider enhancing the disclosure for contingent convertible securities.

Response: The disclosure in the Prospectus has been updated accordingly to state the following:

“Convertible Securities. A convertible security is a bond, debenture, note, preferred security, or other security that entitles the holder to acquire common stock or other equity securities of the same or a different issuer. A convertible security entitles the holder to receive interest paid or accrued or dividends paid until the convertible security matures or is redeemed, converted or exchanged. Before conversion, convertible securities have characteristics similar to nonconvertible income securities.”

Holders of convertible securities generally have a claim on the assets of the issuer prior to the common stockholders but may be subordinated to other debt securities of the same issuer. Certain convertible debt securities may provide a put option to the holder, which entitles the holder to cause the securities to be redeemed by the issuer at a premium over the stated principal amount of the debt securities under certain circumstances. Certain convertible securities may include loss absorption characteristics that make the securities more debt-like. This is particularly true of convertible securities issued by companies in the financial services sector.

The value of a convertible security may be influenced by changes in interest rates, with investment value declining as interest rates increase and increasing as interest rates decline. The credit standing of the issuer and other factors also may have an effect on the convertible security’s investment value. A convertible security may be subject to redemption at the option of the issuer at a price established in the convertible security’s governing instrument.”

  Comment: Under “Investment Restrictions” in the Statement of Additional Information, the Staff notes that investment restriction (8), which states that the Fund may not invest 25% or more of its total assets in any single industry (other than securities issued or guaranteed by the U.S. government or its agencies or instrumentalities), is typically presented in other Eaton Vance funds registration statements as a separately enumerated investment restriction. Please reconcile the enumeration of investment restrictions across the Eaton Vance fund complex, as applicable.

Response: The disclosure has been updated accordingly.

If you have any questions or comments concerning the foregoing, please contact the undersigned at (617) 672-7831.

Sincerely,

/s/ Kimberly M. Roessiger

Kimberly M. Roessiger, Esq.

Assistant Vice President